March 25, 2005

Yong Kim, Staff Accountant

Securities and Exchange Commission

Mail Stop 0404

450 Fifth Street N.W.

Washington, D.C.  20549

Re:                               Zumiez Inc.

Registration Statement on Form S-1

File No. 333-122865

Filed February 17, 2005

Dear Ms. Kim:

Pursuant to our conversation on Wednesday, March 23, 2005, and your follow-up conversation with Chris K. Visser, one of our attorneys, on Thursday, March 24, 2005, please find below our response to Comment 50 of the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), dated March 16, 2005 (the “Comment Letter”), addressed to Brenda I. Morris, Chief Financial Officer of Zumiez Inc. (the “Company”).  Please note that this response letter is in response to Comment 50 only, and that we will provide the Company’s responses to the balance of the Staff’s comments set out in the Comment Letter in a separate correspondence at the time the Company files the next amendment to the above referenced Registration Statement on Form S-1.  We have reprinted below the Staff’s Comment 50 in bold and thereunder set forth our related response.

50.                               COMMENT:  Please supplementally provide us with a schedule showing, in chronological order from February 1, 2004 to the most recent practicable date, the following information for each issuance of common stock, options and any other instrument that is convertible into common stock.  Please present issuances to employees separately from issuances to non-employees (if any). Tell us the date of each issuance, the instrument issued, the number of shares/options issued, the exercise terms, the fair value of an underlying share of your common stock on each issuance date, how you determined the fair value on each date and the amount of compensation expense recorded in your financial statements associated with each issuance.

If your expected IPO price is more than your estimated fair value on which compensation expense was measured, supplementally explain, in detail, the rationale supporting your estimate of fair value.  Discuss and quantify the intervening events that occurred between the issuance date and the date you filed your registration statement that increased the fair value of your stock.  You may also want to provide us with details of any independent appraisals.

Furthermore, please tell us the first date you began discussions with any underwriter in which possible ranges of company value were discussed and provide us with those ranges and the related dates.  We may have further comments after we review your response.  We will not review any response until you provide us with your anticipated IPO price range.

RESPONSE:  We have supplementally provided with this response letter a memorandum addressed to your attention setting forth the Company’s valuation methodology regarding option grants in 2004.  This memorandum is attached as Exhibit A to this letter and includes a summary of all options granted in 2004 and the details relating thereto.  This will confirm to the Staff that no options were granted to non-employees.  The memorandum includes the methodologies used to determine fair market value and unearned stock compensation.  The memorandum also includes the discussion points requested on the expected initial public offering valuation and the events that have impacted valuation from the last date of our grants.  Finally, this will confirm to the Staff that the initial meetings that the Company conducted with potential underwriters were held in November 2004.

Please call our attorneys at Preston Gates & Ellis LLP—specifically Gary J. Kocher, or in his absence, Chris K. Visser, both of whom can be reached at (206) 623-7580 if you have any questions or further comments with respect to the foregoing.

Very truly yours,

Zumiez Inc.

By	/s/ BRENDA I. MORRIS
Brenda I. Morris
Chief Financial Officer

cc:	Richard M. Brooks
Zumiez Inc.
6300 Merrill Creek Parkway
Suite B
Everett, WA 98203

Eric S. Haueter, Esq.
Sidley Austin Brown & Wood LLP
555 California Street
San Francisco, CA 94104

Gary J. Kocher, Esq.
Chris K. Visser, Esq.
Preston Gates & Ellis LLP
925 Fourth Avenue
Suite 2900
Seattle, WA 98104

2

Exhibit A

Confidential Memorandum

To:	SEC Accounting Reviewer

From:	Brenda Morris, CFO Zumiez Inc.

Subject:	Stock Option Grants

Date:	March 24, 2005

The Company has issued stock option grants to employees since 1993 as a means to incent employees.  The history of the plans is as follows:

•                  In 1993, the Company adopted the 1993 Stock Option Plan (the “Plan”) to provide for the granting of nonqualified stock options to employees and directors of the Company as determined by the 1993 Plan Committee (the “Committee”), Rick Brooks and Tom Campion.  The Company authorized 14,238 shares of common stock for issuance under the Plan.  The date of grant, option price, vesting period and other terms specific to options granted under the Plan are determined by the Committee.  All stock options granted under the Plan vest over a fixed period and expire ten years from the date of grant.  The option price for all options granted was equal to the fair market value of the common stock at the date of grant.

•                  In November 2002, a minority interest in the Company’s parent was sold to an unrelated party (“Brentwood”).  At the time of the transaction in November 2002 the value of the Company was estimated at $69.5 million based on the purchase price paid by Brentwood.

•                  During 2004, the Company adopted the 2004 Stock Option Plan (the “2004 Plan”) to provide for the granting of nonqualified stock options to employees and directors of the Company as determined by the 2004 Plan Committee (the “Committee”).  The terms of the plan are substantially the same as the plan adopted in 1993.

•                  In June 2004, the Company granted additional options and utilized Brentwood to review the option pricing.  As always, the Company wished to grant the options with an exercise price equal to the current fair market value of the common stock.  In order to determine the fair market value of the Company’s common stock, Brentwood analyzed the valuations of certain publicly traded companies generally comparable to Zumiez.  These companies include selected mall-based retailers that focus on teenage male and female customers and that have demonstrated strong recent financial performance.  Brentwood confirmed that the key valuation metrics for these public companies included (1) total enterprise value (“TEV”) as a multiple of trailing operating income (“EBIT”), (2) TEV as a multiple of trailing operating cash flow (“EBITDA”), (3) stock price as a multiple of projected fiscal 2004 earnings per share (“EPS”) and (4) stock price as a multiple of projected fiscal 2005 EPS.  In the analysis, the “Zumiez Valuation” was determined by applying the median valuation multiple to each of the Company’s respective historical financial results and financial projections to determine the “Implied Equity Value.”  This methodology yielded a range of Implied Equity Values from $63.4 million to $130.8 million.  Given that each of the valuation metrics provided a unique valuation for the Company, we then calculated an “Average Equity Valuation” which is equal to the average of the valuations determined by the four valuation methodologies described above.  Based on this analysis, the fair market value for the common stock of the Company was approximately $93.1 million, or $1,883 per share.  This per share price was determined using the Company’s fully diluted shares outstanding.  Brentwood concluded that a valuation

3/24/2005

of approximately $93.1 million ($1,883 per share) was a reasonable estimate for the current fair market value in 2004, of the Company’s common stock.  The Company concurred, and therefore, the exercise price for the option grants was recommended to be set at, or above, the $1,883 per share valuation.  For conservative purposes Brentwood recommended rounding the $1,883 per share to a $2,000 per share valuation, which implied a total equity valuation of $98.9 million.  On September 9, 2004, we issued one set of grants, equal to an aggregate of 1,452 shares, in 2004 at the $2,000 exercise price; this entire grant was issued to employees of the Company and generally vests over eight years.

The Company experienced very positive and better than expected result in the back-to-school season for 2004.  Once results were compiled, the Company reviewed options to effect an IPO or other similar transaction.  In November 2004, the Company received marketing proposals from three investment banking firms, with initial valuations ranging from $175 million to $315 million for an offering to be completed in this range in mid 2005 to late 2005.  These valuations were intended to represent the value of the Company at an IPO in mid 2005 to late 2005 and not the value of the Company at November 2004.  The valuations were not representative of the performance to date at the time of the proposals.  These marketing proposals were done prior to any due diligence by these firms and contained a wide range of values.  Ultimately we determined that the best timing for our IPO would be late Spring 2005, and although still estimates, we believed the valuation range would be $180 million to $215 million, with the final valuation being determined at pricing of the IPO.  The Company experienced very good financial results through the holiday and post-holiday season for the fiscal year ended January 29, 2005.  We have exceeded the initial estimates since results through January 29, 2005 have outperformed our forecast and expectations.

Conclusion:

Although we had attempted to set the strike price equal to fair value at the time of grant, the subsequent IPO discussions resulted in a reassessment of our stock price fair values.  Our anchor points for this reassessment were the valuation based on the purchase price paid by Brentwood in November 2002 and an estimated valuation, determined in February 2005, of $180 million ($200 million less a 10% lack of liquidity discount) for an IPO in May 2005.  Based on reviewing our valuations, revenue and income growth from our fiscal year ended December 31, 2002 through to our fiscal year ended January 29, 2005, we concluded that the Company had grown linearly from August 2003 to January 29, 2005.

The valuation from November 2002 was not adjusted until August 2003 because there were limited store openings and lack of industry growth.  Beginning in August 2003, the Company began to open new stores thus increasing revenue and gross margin on a linear basis. In addition the industry saw growth during this same time period.  As a result, we determined to utilize a linear approach to value the stock.

Therefore, in February 2005, we plotted a straight line between the two anchor values ($1,376 on 8/15/03 and $3,640 on 5/31/05) and plotted our 2004 option grant on September 9, 2004 on this line to determine our per share fair value on that date.  This resulted in a per share fair value of $2,727 on that date. At the point in time we granted the options in 2004 we believed that the strike price was conservative, with a valuation of approximately $1,883 per share, with no private company discount utilized, and a strike price set at $2,000.  At the time we originally granted these options we believed that this valuation overstated the fair market value of the Company’s common equity.  First, most third party valuations of private companies like Zumiez would incorporate a “private company discount,” typically in the 20-25% range to account for a reduction in value due to the relative illiquidity of private companies.  Brentwood did not include any such discount in our analysis.  Secondly, the highest Implied Equity Values for the Company were those based on the Company’s projected financial results, due to the Company’s rapid growth trajectory.  At the time of the option grants in early September 2004, the risk of falling short of these aggressive financial projections was significant.  At the time of the valuation the early back-to-school indications suggested that the season would be weaker-than-expected so there was substantial risk in achieving the net income projection for the fiscal year ending January 29, 2005.  When analyzing the financial projections for the fiscal year ending January 29, 2005, these risks were magnified due to the length of the projection period.  Despite such risks, Brentwood used an equal weighting for each of the valuation metrics regardless of whether the metrics are based on historical or projected financial results.  In addition, setting the strike price higher could have had extremely negative ramifications that would have been counterproductive to employee incentives, especially in light of our realistic expectations for financial performance at the time of determining the strike price decision.  Had we underperformed our plan the employee grants would have been immediately underwater and the purposes of incenting employees would have been missed.   The Company has been diligent in performing valuations to ensure that the grants have been issued at the fair market value of the Company and that we comply with the requirement of issuing grants at fair market value.  Based on the facts at the time of each grant we are confident that one can conclude the strike price represents a reasonable determination of the fair market value per share at the grant.  However, in hindsight, there are two primary variables that have improved since the date of the determination of the 2004 strike price:  1) our performance has exceeded expectations; and 2) our business sector has exceeded expectations and therefore overall valuations of the comparable companies, as well as the value of the Company, have improved.

Based upon the valuations conducted by management and summarized in this memo, compensation charges related to options granted “in the money” have been recorded as unearned compensation in the equity section of the balance sheet, and are being amortized to compensation expense in the P&L, over the vesting period, which is generally eight years. This is in accordance with APB 25.  We anticipate taking a charge of $1.1 million for the options granted in 2004 over time.  The calculation can be followed on the attached spreadsheet of the options granted in 2004.  We booked the unearned compensation charge for the fiscal year ended January 29, 2005 in fiscal Q3 and Q4 based on the dates of the grants, for a $95 thousand compensation expense in that fiscal year.  Due to the length of time since the grants occurred in 2004, we had elected to take the lower end of the valuation range less a 10% discount, which is more typically 20-25%, which we believe is a conservative representation of the value differential during the months prior to the anticipated IPO date.  We will amortize the unearned stock compensation expense, straight line, over the remaining years of the grants vesting period to match the expected service of the employee, in return for the grant.  We have determined that we will not take a forfeiture discount as we cannot estimate what this will be, although two grants have already been forfeited.   We believe this is the correct treatment of our stock grants even though we had initially intended to issue the grants at the fair market value at the time of the grant.

We performed a sensitivity analysis in March 2005 based upon an updated valuation range of $215 million to $240 million for a May 2005 IPO.  Using this updated estimated IPO valuation of $207 million ($230 million, an election toward the higher end of the updated valuation, less the 10% lack of liquidity discount) at May 2005, we plotted a straight line between the two anchor values ($1,376 on 8/15/03 and $4,175 on 5/31/05) and plotted our 2004 option grant on September 9, 2004 on this line to determine our per share fair value on that date.  This resulted in a per share fair value of $3,047 on that date.  This updated valuation would not materially affect our financial statements for the fiscal year ended January 29, 2005 as it would increase our previous booked compensation expense from $95 thousand to $137 thousand for that fiscal year.  This proposed adjustment would have resulted in a change to net income for that fiscal year of less than 0.35%.

Zumiez—Unearned Stock Compensation Calculation

		Start	Growth start (see schedule below)	Stop
		11/2/2002	8/15/2003	5/31/2005

	In Dollars (000’s)	Brentwood investment		IPO range
	Initial valuation	$69,521		$200,000
	Discount	0%		10%
	Revised	$69,521		$180,000
	+ option proceeds	$2,965		$3,667
	Adjusted value	$72,486		$183,667
	Fully-diluted shares	52,682		50,460

					Difference	Difference per day
	Per share value	1375.92		3639.85	2263.93	3.46

	Dates	Linear value	Exercise price	Difference	Options outstanding	Intrinsic value
Options approved	9/9/2004	2,727	2,000	727	1,452	1,055,964
	10/30/2004	2,904
	1/29/2005	3,218
	5/31/2005	3,640
Total						1,055,964